Ludvik Capital, Inc.
381 Park Avenue South
New York, NY 10016
(866) 621-3507
(917) 621-3150 fax

June 21, 2010

Edward M. Kelly, Esq.
Senior Counsel
Securities and Exchange Commission
Division of Corporation Finance
Office of Manufacturing and Construction
100 F Street, N.E.
Washington, D.C. 20549-4631

Ludvik Capital, Inc.
Preliminary Information Statement on Schedule 14C
Filed June 4, 9 and 15, 2010
File No. 0-52402

Dear Mr. Kelly:

We are responding to your comment letter of June 17, 2010. Our responses will be in same order as the comments appeared in your letter. Included with this letter is the revised Preliminary Information Statement marked to show revisions in response to your comments.

General

1.     We do not have any current or pending plans to undertake a business combination transaction with any specific company. As we read Note A to Schedule 14A, it requires certain additional disclosures throughout the applicable items of Schedule 14A if “ the purpose of approving the authorization for additional securities...are to be used to acquire another specific company and the registrant’s security holders will not have a separate opportunity to vote upon  the transaction...”. We believe the revised disclosures as noted on the enclosed Preliminary Information Statement are responsive to the requirements of Schedule 14A as they apply to possible business combinations which are not yet identified.

Edward M. Kelly, Esq.
June 21, 2010

The potential business combinations described in the 8K reports referred to in your letter are no longer being pursued by the Company and therefore additional disclosures regarding those possible transactions in the Information Statement are not appropriate. The revised disclosures in the revised Information Statement are consistent with the general statements in the 8K reports with respect to the evaluation of other acquisitions or business combinations.

2.     The EDGAR company profile has been updated to reflect the company’s current address.

 Ludvik Capital, Inc. acknowledges that:

• it is responsible for the adequacy and accuracy of the disclosures in the filings;

• staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action under the federal securities laws of the United States; and

• it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Isaac H. Sutton

Isaac H. Sutton